                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (Fee required)

     For the fiscal year ended December 30, 2002

                                       Or

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (Fee required)

         For the transition period from _____________ to ___________

         Commission file number ____________________________________

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  EATON SAVINGS PLAN

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                  Eaton Corporation, 1111 Superior Avenue,
                  Cleveland, Ohio  44114-2584

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                (Name of Plan)
                                              EATON SAVINGS PLAN

         Date: June 27, 2002             By:  Eaton Corporation Pension
                                              Administration Committee


                                              By:    /s/ S. J. Cook
                                                 -----------------------
                                                       (Signature)
                                                 S. J. Cook
                                                 Vice President-Human Resources
                                                 Eaton Corporation

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
Eaton Savings Plan (formerly known as
   Eaton Corporation Share Purchase and Investment Plan)
December 31, 2002 and 2001 and Year ended December 31, 2002 with Report of Independent Auditors

                      Eaton Savings Plan (formerly known as
              Eaton Corporation Share Purchase and Investment Plan)

             Audited Financial Statements and Supplemental Schedule


                         December 31, 2002 and 2001 and
                          Year ended December 31, 2002




                                    CONTENTS

Report of Independent Auditors.........................................1

Audited Financial Statements

Statements of Net Assets Available for Benefits........................2
Statement of Changes in Net Assets Available for Benefits..............3
Notes to Financial Statements..........................................4

Supplemental Schedule

Schedule H, Line 4(i)--Schedule of Assets (Held at End of Year)........12


                         Report of Independent Auditors


Eaton Corporation -- Plan Sponsor

We have audited the accompanying statements of net assets available for benefits of the Eaton Savings Plan (formerly known as Eaton Corporation Share Purchase and Investment Plan) as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                /s/ Ernst & Young LLP


Cleveland, Ohio
June 13, 2003

                      Eaton Savings Plan (formerly known as
              Eaton Corporation Share Purchase and Investment Plan)

                Statements of Net Assets Available for Benefits

                                             DECEMBER 31
                                         2002             2001
                                    --------------   --------------
Assets
Investments, at fair value:
 Plan interest in Eaton Employee
  Savings Trust                     $1,569,154,366   $         --
 Participant notes receivable           42,662,067       29,910,808
 Common stock                                 --        592,711,440
 Mutual funds                                 --        359,453,516
 U.S. Government securities                   --         62,053,392
 Corporate debt instruments                   --         51,420,310
 Money market fund                            --         70,996,600
                                    --------------   --------------
Total investments                    1,611,816,433    1,166,546,066

Receivables:
 Interest and dividends                       --          1,348,360
 Accrued sales of investments                 --             39,105
                                    --------------   --------------
Total receivables                             --          1,387,465
                                    --------------   --------------
Net assets available for benefits   $1,611,816,433   $1,167,933,531
                                    ==============   ==============


See notes to financial statements.

                      Eaton Savings Plan (formerly known as
              Eaton Corporation Share Purchase and Investment Plan)

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 2002


Additions
Investment income:
  Interest                                                      $     3,321,857
  Net appreciation in fair value of investments                      16,271,830
                                                                ---------------
                                                                     19,593,687
Contributions:
  Participants                                                       73,747,350
  Rollovers                                                           3,745,283
  Employer                                                           31,858,962
                                                                ---------------
                                                                    109,351,595

Transfer from Aeroquip-Vickers Savings
  and Profit Sharing Plan                                           617,399,597
                                                                ---------------
                                                                    746,344,879
Deductions
Benefits paid to participants                                       187,125,851
Administrative expenses                                                 279,089
                                                                ---------------
                                                                    187,404,940

Plan interest in Eaton Employee Savings
Trust investment loss                                              (115,057,037)
                                                                ---------------
Net increase                                                        443,882,902
Net assets available for benefits at beginning of year            1,167,933,531
                                                                ---------------
Net assets available for benefits at end of year                $ 1,611,816,433
                                                                ===============


See notes to financial statements.

                      Eaton Savings Plan (formerly known as
              Eaton Corporation Share Purchase and Investment Plan)

                          Notes to Financial Statements

                         December 31, 2002 and 2001 and
                          Year ended December 31, 2002

1. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements of the Eaton Savings Plan (formerly known as Eaton Corporation Share Purchase and Investment Plan) (the Plan) are prepared under the accrual method of accounting.

INVESTMENT VALUATION AND INCOME RECOGNITION

Effective January 3, 2002, trustee responsibilities for the Plan were transferred from Key Trust Company of Ohio, N.A., to Fidelity Management Trust Company, and the Plan's investments, excluding participant loans, were invested in the Eaton Employee Savings Trust (Master Trust), which was established for the investment of assets of the Plan and the Eaton Personal Investment Plan. The fair value of the Plan's interest in the individual funds of the Master Trust is based on the value of the Plan's interest in the fund as of the transfer date plus actual contributions and allocated investment income (loss) less actual distributions.

The investments of the Plan, except for the Aeroquip Vickers Fixed Income Fund in the Master Trust, are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year. Investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and asked prices. Common/collective trust funds and pooled separate accounts are valued at the redemption value of units held at year-end. Participant loans are valued at cost, which approximates fair value. The Aeroquip Vickers Fixed Income Fund invests primarily in investment contracts issued by insurance companies. The investment contracts within the Aeroquip Vickers Fixed Income Fund are stated at contract value, which approximates fair value.

Purchases of sales and securities are recorded on a trade-date basis.

ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results are not expected to differ from these estimates.

                      Eaton Savings Plan (formerly known as
              Eaton Corporation Share Purchase and Investment Plan)

                    Notes to Financial Statements (continued)


2. DESCRIPTION OF PLAN

Effective July 1, 1974, Eaton Corporation (Eaton, the Company, or the Plan Sponsor) established the Plan. The Plan was established to encourage eligible employees to make systematic savings payroll deductions, to provide additional security at retirement and to acquire a proprietary interest in the Company. Effective July 5, 1989, the portion of the Plan attributable to Company contributions was designed to be invested primarily in Eaton Common Shares and constitute an employee stock ownership plan within the meaning of Code Section 4975(e)(7). Effective January 1, 2002, the Plan was amended and restated. In conjunction with the amendment and restatement, the Plan was renamed The Eaton Savings Plan.

Effective at the close of business on April 1, 2002, the net assets of the Aeroquip-Vickers Savings and Profit Sharing Plan (Aeroquip Plan), which related to accounts of participants of the Aeroquip Plan who were not covered by a collective bargaining agreement, were transferred to the Plan.

The Plan generally provides that an Eaton employee who is in the regular service of a class of an employee in a division or group to which Eaton Corporation (Eaton, the Company, or the Plan Sponsor) has extended eligibility for membership in the Plan (other than a temporary employee who is hired for a specific, limited period of time or for the performance of a specific, limited assignment or employees covered by a collective bargaining agreement that does not specify coverage under the Plan) will be eligible to participate on any date established in accordance with administrative procedures which follows the date an employee first incurs an hour of service.

Employees may make a combination of before-tax and after-tax contributions ranging from 1% to 30% of their compensation. Participants of the Plan receive a Company matching contribution of 100% of the first 3% of their compensation, plus 50% of the next 2% of compensation. Employees are 100% vested in their matching contributions.

Employee contributions may be invested in any of the fund options available under the Plan. Participants may reallocate their accumulated contributions daily among the various funds consistent with the ratios specified in the Plan.

                      Eaton Savings Plan (formerly known as
              Eaton Corporation Share Purchase and Investment Plan)

                    Notes to Financial Statements (continued)


2. DESCRIPTION OF PLAN (CONTINUED)

Company contributions made prior to January 1, 2002 were invested and held in the Eaton Common Shares Fund. Matching contributions made on or after January 1, 2002 are invested in the same manner as participants' before or after tax contributions. Employees may elect to transfer the account balances related to Company matching contributions made prior to January 1, 2002 to other investment funds offered by the Plan, in gradual phases, such that as of January 1, 2005, the entire account balance related to pre-January 1, 2002 Company matching contributions will be eligible to be transferred.

Each participant's account is credited with the participant's contributions and Company matching contributions and allocation of the Plan's earnings and is charged with an allocation of administrative expenses. Allocations are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. Participants are immediately vested in their contributions and actual earnings thereon. On termination of service, a participant is eligible to receive a lump-sum amount equal to the value of his account.

Participants may borrow from their fund accounts up to the lesser of $50,000 or 50% of their vested account balance (excluding any contributions made under a Savings Plan Individual Retirement Account or Company contributions made in the previous 24 months), reduced by their highest outstanding loan balance during the preceding 12 months. Loan terms range from 1-5 years except for loans used for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate based on the prime interest rates as determined daily by the Trustee. Principal and interest are paid ratably through monthly payroll deductions.

All administrative and transaction costs, management fees and expenses of the Plan are paid by the trustee from the trust unless such costs, fees and expenses are paid by the Company. The Company elected to pay certain administrative costs during 2002 on behalf of the Plan.

Eaton may amend, modify, suspend or terminate the Plan. No amendment, modification, suspension or termination of the Plan shall have the effect of providing that any amounts then held under the Plan may be used or diverted to any purpose other than for the exclusive benefit of members or their beneficiaries.

                      Eaton Savings Plan (formerly known as
              Eaton Corporation Share Purchase and Investment Plan)

                    Notes to Financial Statements (continued)



2. DESCRIPTION OF PLAN (CONTINUED)

Information about the Plan is contained in the Plan document, which is available from the Company's Human Resources Department upon request.

3. INVESTMENTS

Effective January 3, 2002, Fidelity Management Trust Company, trustee and recordkeeper of the Plan, holds the Plan's investment assets and executes investment transactions, and all investment assets of the Plan, except for participant loans, are pooled for investment purposes in the Master Trust.

A summary of the investments of the Master Trust as of December 31, 2002 is as follows:

Registered investment companies                                   $  661,423,979
Eaton common shares                                                  492,065,122
Insurance company general accounts                                   272,326,947
U.S. Government securities                                            92,586,380
Corporate debt instruments                                            56,633,963
Interest-bearing cash                                                 31,414,358
Axcelis common shares                                                 19,003,919
Pooled separate accounts                                               1,473,735
                                                                  --------------
Total investments                                                 $1,626,928,403
                                                                  ==============

The Plan had a 96.4% interest in the investments of the Master Trust as of December 31, 2002.

Investment income and administrative expenses relating to the Trust are allocated to the individual plans based upon the average balance invested by each plan in each of the individual funds of the Master Trust. A summary of the Master Trust's net investment income (loss) allocated to the participating plans for the year ended December 31, 2002 is as follows:

Interest and dividend income                                      $  27,440,174
Net appreciation (depreciation) in fair value of investments:
     Common stock                                                   (26,650,823)
     Registered investment companies                               (130,559,870)
     Eaton Fixed Income Fund                                          9,464,573
                                                                  -------------
                                                                  $(120,305,946)
                                                                  =============

                      Eaton Savings Plan (formerly known as
              Eaton Corporation Share Purchase and Investment Plan)

                    Notes to Financial Statements (continued)


3. INVESTMENTS (CONTINUED)

At December 31, 2002, the Eaton Fixed Income Fund was comprised of U.S. Government securities (54%), corporate debt instruments (33%), interest-bearing cash (12%), and pooled separate accounts (1%).

Prior to January 3, 2002, Key Trust Company of Ohio, N.A. was the trustee for the Plan, and held the Plan's investments and executed investment transactions.

During 2002, the Plan's investments held prior to the transfer to the Master Trust (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

Common/collective trust fund                                       $   (156,613)
Shares of registered investment companies                             1,965,579
Common stock                                                         14,462,864
                                                                   ------------
                                                                   $ 16,271,830
                                                                   ============

At December 31, 2001, the fair value of individual investments that represent 5% or more of the Plan's net assets available for benefits are as follows:

Eaton Corporation Common Shares*                                    $506,150,437
Vanguard Windsor Fund                                                117,050,860
Fidelity Contra Fund                                                  92,220,367
Axcelis Common Shares                                                 86,561,003
Vanguard Institutional Index Fund                                     81,383,535
Key Trust EB Money Market Fund*                                       70,996,600

* Includes nonparticipant-directed contributions

The Eaton Common Shares Fund contains participant account balances that are both participant-directed and nonparticipant-directed. Because the fund contains balances that are nonparticipant-directed, the entire fund is considered nonparticipant-directed for disclosure purposes.

                      Eaton Savings Plan (formerly known as
              Eaton Corporation Share Purchase and Investment Plan)

                    Notes to Financial Statements (continued)

3. INVESTMENTS (CONTINUED)

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                           DECEMBER 31
                                                       2002             2001
                                                   ------------     ------------
Net assets:
   Investment in Eaton Common Shares
     Master Trust investment account               $495,202,378     $       --
   Eaton Corporation Common Shares                         --        506,150,437
   Key Trust EB Money Market Fund                          --          7,007,960
   Accrued sales of investments                            --             39,113
   Interest and dividends receivable                       --             11,359
                                                   ------------     ------------
                                                   $495,202,378     $513,208,869
                                                   ============     ============

                                                                     YEAR ENDED
                                                                    DECEMBER 31,
                                                                       2002
                                                                   ------------
Changes in net assets:
   Contributions                                                   $ 35,244,038
   Net appreciation in fair value of common stock                     2,254,483
   Net investment gain from Eaton Common
     Shares Master Trust investment account                          38,034,804
   Transfer from Aeroquip-Vickers Savings and
     Profit Sharing Plan                                             22,914,804
   Net transfers to participant-directed funds                      (63,330,799)
   Distributions to participants                                    (52,992,103)
   Administrative expenses                                             (131,718)
                                                                   ------------
Net decrease                                                       $(18,006,491)
                                                                   ============

                      Eaton Savings Plan (formerly known as
              Eaton Corporation Share Purchase and Investment Plan)

                    Notes to Financial Statements (continued)


4. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                          DECEMBER 31
                                                   2002              2001
                                              ---------------   ---------------
Net assets available for benefits per the
   financial statements                       $ 1,611,816,433   $ 1,167,933,531
Amounts allocated to withdrawing
   participants                                          --          (1,467,706)
                                              ---------------   ---------------
Net assets available for benefits per
   Form 5500                                  $ 1,611,816,433   $ 1,166,465,825
                                              ===============   ===============

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                    YEAR ENDED
                                                                   DECEMBER 31,
                                                                       2002
                                                                  -------------
Benefits paid to participants per the
   financial statements                                           $ 187,125,851
Deduct amounts allocated to withdrawing participants at
   December 31, 2001                                                 (1,467,706)
                                                                  -------------
Benefits paid to participants per Form 5500                       $ 185,658,145
                                                                  =============

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to the end of the Plan year but not yet paid.

                      Eaton Savings Plan (formerly known as
              Eaton Corporation Share Purchase and Investment Plan)

                    Notes to Financial Statements (continued)


5. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated May 16, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

6. TRANSACTIONS WITH PARTIES-IN-INTEREST

Party-in-interest transactions included the investments in the common stock of Eaton and the investment funds of the trustee and the payment of administrative expenses by the Company. Such transactions are exempt from being prohibited transactions.

During 2002, the Master Trust received $10,862,142 in common stock dividends from the Company.

On June 30, 2000, Eaton reorganized its semiconductor equipment operations into a wholly owned subsidiary, Axcelis Technologies, Inc. (Axcelis). In July 2000, Axcelis completed an initial public offering for the sale of 20% of its common shares. On December 29, 2000, Eaton distributed its remaining interest in Axcelis to Eaton shareholders as a dividend (spin-off), which was tax free to Eaton and its shareholders for United States income tax purposes. Eaton shareholders (including the Plan) received 1.179023 shares of Axcelis common stock per each whole Eaton common share held as of December 6, 2000 and cash payments for fractional shares. The Axcelis common shares were received by the Plan on January 5, 2001.

The Plan established an Axcelis Common Stock Fund to hold the shares of Axcelis common stock received as a dividend. Participants were not allowed to direct contributions or transfers to the Axcelis Common Stock Fund, but were permitted to direct the transfer of amounts in the Axcelis Common Stock Fund to other funds available under the Plan. The Axcelis Common Stock Fund was terminated subsequent to the close of the market on December 31, 2002. All remaining shares were liquidated and the assets were invested in a money market fund.

                      Eaton Savings Plan (formerly known as
              Eaton Corporation Share Purchase and Investment Plan)

                        EIN: 34-0196300 Plan Number: 055

                    Schedule H, Line 4(i)--Schedule of Assets
                              (Held at End of Year)

                                December 31, 2002


                                           DESCRIPTION OF INVESTMENT
                                            INCLUDING MATURITY DATE,
      IDENTITY OF ISSUE, BORROWER,       RATE OF INTEREST, COLLATERAL,          CURRENT
        Lessor or Similar Party              Par or Maturity Value                Value
---------------------------------------------------------------------------------------------

*Participant notes receivable                     5.25%-10.5%                    $42,622,067




*Indicates party-in-interest to the Plan.